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Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 11, 2002

Dear Stockholders:

You are cordially invited to attend our 2002 Annual Meeting of the Stockholders to be held on April 11, 2002 at 3:30 p.m. at Adobe's headquarters located at 321 Park Avenue, San Jose, California 95110 in the East Tower. At the meeting we will:

1. Elect four (4) Class I members of the Board of Directors to serve for a two-year term;

2. Approve an amendment to the Company's 1996 Outside Directors' Stock Option Plan (the "1996 Plan") to increase the share reserve by 750,000 shares;

3. Ratify the appointment of KPMG LLP as Adobe's independent auditors for the current fiscal year which ends on November 29, 2002; and

4. Transact any other business that may properly come before the meeting.

Stockholders who owned Adobe stock at the close of business on Tuesday, February 19, 2002 may attend and vote at the meeting. If you cannot attend the meeting, you may vote by telephone or by using the Internet as instructed on the enclosed Proxy Card or by mailing the Proxy Card in the enclosed postage-paid envelope. Any stockholder attending the meeting may vote in person, even if you have already returned a Proxy Card. A list of stockholders eligible to vote at the meeting will be available for review during Adobe's regular business hours at our headquarters in San Jose ten days prior to the meeting for any purpose related to the meeting.

We look forward to seeing you at the meeting.

Sincerely,

Karen O. Cottle
Senior Vice President, General Counsel & Secretary

San Jose, California March 5, 2002

Please vote by telephone or by using the Internet as instructed on the enclosed Proxy Card or complete, sign and date the Proxy Card as promptly as possible and return it in the enclosed envelope.

ADOBE SYSTEMS INCORPORATED

**Proxy Statement
for
Annual Meeting of Stockholders**
To Be Held April 11, 2002

TABLE OF CONTENTS

ADOBE SYSTEMS INCORPORATED

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for the 2002 Annual Meeting of Stockholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

Voting materials, which include the Proxy Statement, Proxy Card and 2001 Annual Report to Stockholders, will be mailed to stockholders on or about March 5, 2002. Our principal executive offices are located at 345 Park Avenue, San Jose, California 95110. Our telephone number is (408) 536-6000.

Adobe will pay the costs of soliciting proxies from stockholders. We have hired Innisfree M&A, Incorporated to help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay Innisfree a fee of $7,500 for its services and will reimburse Innisfree for reasonable out-of-pocket estimated at about $12,500. Directors, officers and regular employees may solicit proxies, either personally or by telephone, on behalf of Adobe, without additional compensation.

QUESTIONS AND ANSWERS

Q: Who may vote at the meeting?

A: The Board set February 19, 2002 as the record date for the meeting. All stockholders who owned Adobe Common Stock at the close of business on February 19, 2002 may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of Common Stock held on all matters to be voted on, other than the election of Directors. On February 19, 2002, approximately 236,987,442 shares of Adobe Common Stock were outstanding.

Q: How many votes do you need at the meeting?

A: A majority of Adobe's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum.

Shares are counted as present at the meeting if you:

- are present and vote in person at the meeting; or
- have properly submitted a Proxy Card or voted by telephone or using the Internet.

Q: What proposals will be voted on at the meeting?

A: There are three board proposals scheduled to be voted on at the meeting:

- Election of the Class I members of the Board of Directors
- Approval of the Amendment to Adobe's 1996 Outside Directors' Stock Option Plan
- Ratification of KPMG LLP as Adobe's independent auditors

Q: What is the voting requirement to approve each of the proposals?

A: For the election of the Class I Directors, those four nominees who receive "FOR" votes from a majority of the shares voting at the meeting will be elected. You may give each candidate one vote for each share of Common Stock you hold. To be passed, Proposals 2 and 3 require the affirmative "FOR" vote of a majority of the shares cast at the meeting and entitled to vote.

Q: How are votes counted?

A: In the election of Directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. You may vote "FOR," "AGAINST" or "ABSTAIN" on the other proposals. If you abstain from voting on Proposal 1, the election of Class I directors, it has no effect on Proposals 2 or 3, which are the approval of the amendment to the 1996 Outside Directors' Stock Option Plan and the ratification of the appointment of KPMG LLP, respectively. If you just sign your Proxy Card with no further instructions, your shares will be counted as a vote "FOR" each Director and "FOR" both the approval of the amendment to the 1996 Outside Directors' Stock Option Plan and the ratification of KPMG LLP as Adobe's independent public accountants. If you do not vote and you hold your shares in a brokerage account in your broker's name (this is called "street name"), your broker will have discretionary authority to vote your shares "FOR" each director or to withhold votes for each or every director. Your broker will also have the discretionary authority to vote your shares "FOR" or "AGAINST" Proposals 2 and 3, the approval of the amendment to the 1996 Outside Directors' Stock Option Plan and the ratification of the appointment of KPMG LLP, respectively. These shares, however, will be counted for the purpose of establishing a quorum for the meeting. Voting results are tabulated and certified by our transfer agent, Computershare Investor Services, LLC.

Q: How may I vote my shares in person at the meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you choose to attend the meeting, please bring the enclosed Proxy Card or proof of identification for entrance to the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your stockbroker or nominee. In most cases, you will be able to do this by telephone, using the Internet or by mail. Please refer to the summary instructions included on your Proxy Card. For shares held in street name, the voting instruction card will be included by your stockbroker or nominee.

By telephone or the Internet - If you have telephone or Internet access, you may submit your proxy from anywhere in the world by following the instructions on the Proxy Card.

By mail - You may submit your proxy by mail by signing your Proxy Card or, for shares held in street name, by following the voting instruction card included by your stockbroker or nominee and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Q: How can I change my vote after I return my Proxy Card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing and submitting a new Proxy Card with a later date, voting by telephone or using the Internet as instructed above (your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person (as described above). Attending the meeting will not revoke your proxy unless you specifically request it.

Q: What is Adobe's voting recommendation?

A: Our Board of Directors recommends that you vote your shares "FOR" each of the nominees to the Board and "FOR" both the approval of the amendment to Adobe's 1996 Outside Directors' Stock Option Plan and the ratification of KPMG LLP as Adobe's independent auditors for fiscal 2002.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in our quarterly report on Form 10-Q for the second quarter of fiscal 2002.

PROPOSAL 1
ELECTION OF DIRECTORS

General

We currently have nine (9) members on our Board of Directors, which is divided into two classes (Class I and Class II) with alternating two-year terms. Proxy holders will vote for the four (4) Class I nominees listed below to serve a two-year term ending in 2004. Antonio M. Perez, a current Class I director, is not seeking re-election; the Board may elect to reduce the size of the Board effective after Mr. Perez's term ends, rather than appoint a director to fill the vacancy. Those members of the Board who are Class II Directors will be up for election in 2003.

If any nominee is unable or declines to serve as a Director, the current Board may designate a nominee to fill the vacancy. The term of each person elected as a Class I Director will continue until the 2004 Annual Meeting or until his or her successor has been elected and qualified.

The following tables set forth the name and age of each nominee and each director of the Company whose term of office continues after the Annual Meeting, the principal occupation of each during the past five years, and the year each began serving as a director of the Company:

Nominees for Election as Class I Directors for a Term Expiring in 2004:

Name	Principal Occupation During Last Five Years	Age	Director Since
Bruce R. Chizen	In April 2000, Mr. Chizen was named President and in December 2000, he was also named Chief Executive Officer of the Company. Mr. Chizen joined the Company upon the closing of the acquisition of Aldus in August 1994 as Vice President and General Manager, Consumer Products Division. From December 1997 to August 1998, Mr. Chizen served as Senior Vice President and General Manager, Graphic Products Division, and from August 1998 to April 2000, he served as Executive Vice President, Products and Marketing. Prior to joining the Company, Mr. Chizen was Vice President and General Manager, Consumer Division of Aldus Corporation from February 1994 to August 1994, and from November 1992 to February 1994, he was Vice President and General Manager, Claris Clear Choice for Claris Corp., a wholly owned subsidiary of Apple Computer, Inc., a manufacturer of computers and software. Mr. Chizen also serves as a director of Viewpoint Corporation and Synopsys, Inc. He holds a BS from Brooklyn College, City University of New York.	47	2000

Name	Principal Occupation During Last Five Years	Age	Director Since
James E. Daley	Mr. Daley has been Executive Vice President and Chief Financial Officer of Electronic Data Systems Corporation (EDS) since March 1999. Before joining EDS, he had been with Price Waterhouse, L.L.P. from 1963 to 1998, when he retired from the firm. During the period from 1988 to 1998, Mr. Daley served as the firm's Cochairman—Operations and Vice-chairman—International. He was also a member of the firm's Policy Board and Management Committee and a member of the World Firm's Policy Board and Management Committee. Mr. Daley is also a director of The Guardian Life Insurance Company in New York City. He holds a BBA from Ohio University.	60	2001
Charles M. Geschke	Dr. Geschke was a founder of the Company and has been its Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was Chief Operating Officer of the Company from December 1986 until July 1994. He served as President of the Company from April 1989 until his retirement in April 2000. He is a director of Rambus Incorporated. Dr. Geschke holds a PhD in computer science from Carnegie Mellon University.	63	1983
Delbert W. Yocam	Mr. Yocam is an independent consultant. Mr. Yocam was Chairman of the Board and Chief Executive Officer of Inprise Corporation, formerly Borland International, Inc., from December 1996 through April 1999. Prior to joining Inprise, Mr. Yocam was an independent consultant from November 1994 through November 1996. From September 1992 until November 1994, he served as President and Chief Operating Officer and as a director of Tektronix, Inc. Mr. Yocam is also a director of several privately-held technology companies. He holds a MBA degree from California State University, Long Beach, and a BA degree in Business Administration from California State University, Fullerton.	59	1991

Incumbent Class II Directors with a Term Expiring in 2003:

Name	Principal Occupation During the Past Five Years	Age	Year
Carol Mills Baldwin	Ms. Baldwin is the President and Chief Executive Officer of Acta Technology, Inc., a privately held company. Prior to joining Acta in July 1998, Ms. Baldwin was the General Manager in the Enterprise Systems Division of Hewlett-Packard since 1992. From 1981 to 1992, Ms. Baldwin held several other general management and marketing management positions at Hewlett-Packard. She holds a MBA degree from Harvard University and a BA degree from Smith College.	49	1998

5

Name	Principal Occupation During the Past Five Years	Age	Year
Colleen M. Pouliot	Ms. Pouliot joined the Company in July 1988 as Associate General Counsel and became the Corporate Secretary in April 1989. In December 1990, she was promoted to General Counsel. In December 1992, she was promoted to Vice President and in December 1997, to Senior Vice President. Ms. Pouliot was an associate at the law firm of Ware & Freidenrich from November 1983 until she joined the Company. Effective December 2001, she retired from her position as General Counsel, but she continues to serve as a Senior Vice President during the transition to her successor. Ms. Pouliot holds a JD from University of California, Davis School of Law and a BS in Economics from Santa Clara University.	43	2001
Robert Sedgewick	Since 1985, Dr. Sedgewick has been a Professor of Computer Science at Princeton University, where he was the founding Chairman of the Department of Computer Science from 1985 to 1994. He is the author of a widely used series of textbooks on algorithms. Dr. Sedgewick holds a PhD in computer science from Stanford University.	56	1990
John E. Warnock	Dr. Warnock was a founder of the Company and has been its Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman of the Board with Charles M. Geschke. Dr. Warnock served as Chief Executive Officer of the Company from 1982 through December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as Chief Technical Officer. Dr. Warnock is a director of Knight Ridder, Inc. and Salon.com. Dr. Warnock holds a PhD in electrical engineering from the University of Utah.	62	1982

Board and Committees Meetings

The Board held 22 meetings in fiscal 2001. Each Director during fiscal 2001 attended at least 75% of the meetings of the Board and respective Committees of each member held during the year except for Mr. Perez who attended 46% of the aggregate number of the meetings of the Board and Audit Committee. The Board has an Audit Committee, Executive Compensation Committee, Investment Committee, and Employee Grant Committee. Adobe does not have a nominating committee nor any committee performing such functions.

The following table sets forth the current Committees of the Board of Directors, the members of each Committee during fiscal 2001 and the number of meetings held by the Board and the Committees, including meetings held by telephone:

Membership Roster

Name	Board	Audit	Executive Compensation	Investment	Employee Grant
Ms. Baldwin	X		X	X	
Mr. Chizen(1)	X				X
Mr. Daley(2)	X	X			
Dr. Geschke(3)	X			X	
Mr. Perez	X	X			
Ms. Pouliot(4)	X			X	
Dr. Sedgewick	X	X	X	X	
Dr. Warnock	X				
Mr. Yocam	X	X	X	X	
Number of meetings held in fiscal 2001	**7**	**6**	**5**	**4**	*

(1) Mr. Chizen became a director and was appointed the sole member of the Employee Grant Committee on December 13, 2000. Dr. Warnock served on the Employee Grant Committee until December 13, 2000.

(2) Mr. Daley became a director and joined the Audit Committee on December 18, 2001.

(3) Dr. Geschke joined the Investment Committee on April 12, 2001.

(4) Ms. Pouliot became a director and joined the Investment Committee on November 29, 2001.

* The Employee Grant Committee held no meetings during fiscal 2001. All actions taken by the Employee Grant Committee were taken by Unanimous Written Consent.

The Audit Committee meets with the Company's independent auditors quarterly and reviews the scope of the audit performed by KPMG LLP as Adobe's independent auditors. The Audit Committee and KPMG review Adobe's accounting principles and internal accounting controls. See "Report of the Audit Committee" contained in this proxy statement. The members of the Audit Committee are all non-employee directors.

The Executive Compensation Committee sets and administers the policies governing the annual compensation of executive officers, including cash compensation and stock ownership programs. See "Report on the Executive Compensation Committee" contained in this proxy statement. The members of the Executive Compensation Committee are all non-employee directors.

The Investment Committee evaluates the advisability of Adobe's investing in outside-managed venture capital funds and direct investments by Adobe, focusing on startup companies in businesses strategically related to Adobe's markets and technology. The Investment Committee monitors the performance of Adobe's investments. The Investment Committee reviews and approves any transaction in excess of $1 million between Adobe and any entity in which Adobe, directly or indirectly, owns an equity interest. The Investment Committee also reviews and approves any investment in excess of $3 million by Adobe in any investee company in the first two of its outside-managed funds, Adobe Ventures L.P. and Adobe Ventures II L.P., any investment in excess of $5 million in any investee company in the third fund, Adobe Ventures III L.P., and any investment in excess of $6 million in any investee company in the fourth fund, Adobe Ventures IV L.P.

The Employee Grant Committee reviews and approves grants of stock options and restricted stock to non-officer employees under Adobe's 1994 Stock Option Plan, 1999 Nonstatutory Stock Option Plan and Amended 1994 Performance and Restricted Stock Plan.

PROPOSAL 2
APPROVAL OF AN
AMENDMENT TO INCREASE SHARE RESERVE
UNDER THE 1996 OUTSIDE DIRECTORS' STOCK OPTION PLAN

The Board of Directors and the stockholders approved the adoption of the 1996 Outside Directors' Stock Option Plan (the "1996 Plan") in December 1995 and April 1996, respectively. The Board subsequently amended the 1996 Plan in December 1999 increasing the 1996 Plan's share reserve and the stockholders approved such amendment in April 2000. In April 2001, the Board made a further amendment to the 1996 Plan removing certain automatic adjustment provisions. No stockholder approval was required for the April 2001 amendment.

As of February 19, 2002, an aggregate of 1,102,500 shares of our Common Stock remain reserved for issuance under the 1996 Plan. The Board believes that the availability of an adequate number of shares in the share reserve of the 1996 Plan is an important factor in attracting, motivating and retaining qualified non-employee directors essential to the success of the Company.

On February 12, 2002, subject to stockholder approval, the Board increased the share reserve under the 1996 Plan by 750,000 shares to a total of 3,250,000 shares in contemplation of using these shares to grant options over the next few years. In light of historical usage and expected future grants, we expect that the increase will be adequate to meet these foreseeable requirements.

We intend to register the 750,000 share increase on a Registration Statement on Form S-8 under the Securities Act of 1933 as soon as is practicable after receiving stockholder approval.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Summary of the 1996 Outside Directors' Stock Option Plan Terms

The following summary of the 1996 Plan is qualified in its entirety by the specific language of the 1996 Plan, a copy of which will be available to any stockholder upon written request.

General. The 1996 Plan will continue until terminated by the Board, or until all of the shares reserved under the 1996 Plan have been issued, whichever occurs first. Options granted under the 1996 Plan terminate and cease to be exercisable on the date ten years after the date of grant unless earlier terminated pursuant to the terms of the 1996 Plan or the option agreement.

Eligibility. Only non-employee directors of Adobe are eligible to receive options to purchase shares of our Common Stock under the 1996 Plan. All options granted under the 1996 Plan are nonqualified stock options. Upon joining the Board, a new non-employee director is granted an initial option to purchase 60,000 shares. On the date following our annual meeting of stockholders, each non-employee director who has not received an initial grant since the last annual meeting of stockholders, is automatically granted an option to purchase 40,000 shares. However, the Board may also exercise its discretion with respect to the number of shares to be granted under any initial option or under the annual option. As of February 15, 2002, seven non-employee directors were eligible to participate in the 1996 Plan. Consultants are not eligible to participate in the 1996 Plan although they may be granted options pursuant to the Company's 1994 Stock Option Plan.

As of February 19, 2002, 2,097,500 option shares have been granted under the 1996 Plan of which 700,000 option shares remain unexercised. Options for an aggregate of 402,500 shares remain available for grant under the 1996 Plan. The closing market price for the Company's Common Stock on February 19, 2002 was $34.56.

Vesting and Change-in-Control or Capitalization. The shares are exercisable and vest (i) 25% on the day immediately preceding each of the first and second annual meetings of stockholders following the date of grant; and (ii) the remaining 50% on the day immediately preceding the third annual meeting of stockholders following the date of grant. In the event of any merger, reorganization, or sale of substantially all of the Company's assets, in which there is a change-in-control of the Company, all Outside Directors' option shares shall be immediately and fully vested. If an Outside Director becomes an employee of the Company, the shares shall continue to vest on the schedule listed above during the recipient's employment. Appropriate adjustments are made to any outstanding options in the event of a stock dividend, stock split, or other change in the capital structure of the Company; however, no adjustments will be made in the number and class of shares subject to future initial option or annual option grants.

Administration. The 1996 Plan is administered by the Board of Directors or a committee duly appointed by the Board.

Amendments. The Board may at any time amend or terminate the 1996 Plan, except that stockholder approval is required to increase the number of shares authorized for issuance under the 1996 Plan, or to expand the class of persons eligible to receive an option grant under the 1996 Plan. In addition, the rights of a recipient of a grant under the 1996 Plan prior to any such action by the Board may not be impaired without the recipient's consent.

Summary of Federal Income Tax Consequences of the 1996 Outside Directors' Stock Option Plan

The following summary is intended only as a general guide as to the federal income tax consequences under current law of options granted pursuant to the 1996 Plan and does not attempt to describe all potential tax consequences. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Options granted pursuant to the 1996 Plan are nonqualified stock options. Nonqualified stock options have no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income on the excess of the fair market value on the date of exercise over the option exercise price. Upon the sale of stock acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the date of recognition of income, will be taxed as a capital gain or loss. A capital gain or loss will be long-term if the optionee's holding period is more than twelve months. In the event of a same-day sale of the option, the optionee recognizes ordinary income on the difference between the option exercise price and the sale price. No tax deduction is available to the Company with respect to the grant of the option or the sale of stock acquired upon exercise of the option. The Company should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of the nonqualified stock option. Generally, the recipients will be subject to the restrictions of Section 16(b) of the Securities Exchange Act of 1934.

NEW PLAN BENEFITS

1996 OUTSIDE DIRECTORS' STOCK OPTION PLAN(1)

Name and Position	Dollar Value($)(2)	Number of Units(3)
Bruce R. Chizen President and Chief Executive Officer	N/A	N/A
Murray J. Demo Senior Vice President and Chief Financial Officer	N/A	N/A
Shantanu Narayen Executive Vice President, Worldwide Products Marketing and Development	N/A	N/A
Colleen M. Pouliot Senior Vice President	N/A	N/A
Jimmie E. Stephens Senior Vice President, Worldwide Sales, Customer Care and Field Marketing	N/A	N/A
John E. Warnock Former Chief Executive Officer, Former Chief Technical Officer	N/A	N/A
Graham K. Freeman Former Senior Vice President of Worldwide Sales	N/A	N/A
All Executive Officers as a Group	N/A	N/A
All Non-Executive Directors as a Group	$6,912,000	200,000
All Non-Executive Officer Employees as a Group	N/A	N/A

(1) Only non-employee directors (Outside Directors) of Adobe are eligible to participate in the Company's 1996 Outside Directors' Stock Option Plan. New Outside Directors are awarded an initial option grant to purchase 60,000 shares (Initial Grant) while current Outside Directors who did not receive an Initial Grant since the last annual meeting of stockholders receive an annual stock option grant to purchase 40,000 shares (Annual Grant). Directors who are employees of Adobe and subsequently become Outside Directors are eligible to receive Annual Grants but not Initial Grants. Both the Initial Grants and Annual Grants are subject to the vesting provisions described herein (See "Director Compensation"). Currently, Adobe has seven (7) Outside Directors, one of whom received an Initial Grant in December 2001 and five of whom are eligible to receive Annual Grants following the 2002 Annual Meeting of Stockholders. Mr. Perez, a current Outside Director is not seeking re-election and will therefore not receive an Annual Grant this year.

(2) Value based on the closing price of Adobe's Common Stock on February 19, 2002 ($34.56).

(3) Includes shares underlying Annual Grants to be made to five (5) eligible Outside Directors in April 2002.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of November 30, 2001, including Adobe's 1994 Stock Option Plan, 1994 Performance and Restricted Stock Plan, 1996 Outside Directors' Stock Option Plan, 1997 Employee Stock Purchase Plan, 1999

Nonstatutory Stock Option Plan, and the Aldus 1984 Restated Stock Option Plan (together, the "Option Plans"):

Plan Category	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders . . .	19,026,713	$27.18	26,811,909
Equity compensation plans not approved by security holders . . .	35,257,604[1]	$41.76	4,304,938
Total	54,284,317	$36.65	31,116,847

(1) Issued under our 1999 Nonstatutory Stock Option Plan above, which does not require the approval of and has not been approved by our stockholders. See the description below of the 1999 Nonstatutory Stock Option Plan.

1999 Nonstatutory Stock Option Plan

As of November 30, 2001, we had reserved 39.6 million shares of Common Stock for issuance under the 1999 Nonstatutory Stock Option Plan (the "1999 Plan") for employees. The 1999 Plan provides for the granting of non-qualified stock options to employees and officers at the fair market value of our Common Stock at the grant date. Initial options and some subsequent options granted under the 1999 Plan generally vest 25% after the first year and ratably thereafter such that 50% and 100% are vested after the second and third year, respectively; the remaining subsequent options granted under the 1999 Plan generally vest ratably over the entire term such that 50% and 100% are vested after the second and third year, respectively. The 1999 Plan generally has option terms under existing options of eight years. A limited number of the options granted in fiscal 2000 under the 1999 Plan had a vesting acceleration feature so that they would vest in full in November 2000 if certain milestones were met by Adobe; if the milestones were not met, the options would have vested in full in September 2002 (the milestones were met). These options expire in September 2003. As of November 30, 2001, approximately 35.3 million shares are reserved for issuance upon exercise of outstanding options and approximately 4.3 million shares are available for grant under the 1999 Plans. The Company's 1999 Plan is not required to be and has not been approved by the Company's stockholders.

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors has selected KPMG LLP as Adobe's independent auditors for fiscal 2002, and urges stockholders to vote for ratification of KPMG's appointment. Ratification of the selection of KPMG by stockholders ratification is not required by Adobe's Bylaws. However, as a matter of good corporate practice, the Board is submitting the selection of KPMG for stockholder approval. KPMG has audited Adobe's financial statements since 1983. Though KPMG's appointment may have been ratified, at its discretion, the Board may appointment a new independent audit firm if it feels that such a change would be in the best interests of Adobe and its stockholders. We expect representatives of KPMG to be present at the Annual Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

Relationship with Independent Auditors

The firm of KPMG LLP has served as Adobe's independent auditors since our inception in 1982 and was our independent auditor for the fiscal year ended November 30, 2001. As stated in Proposal 3, the Board has selected KPMG to serve as our independent auditors for the fiscal year ending November 29, 2002.

Audit services performed by KPMG for fiscal 2001 consisted of the examination of Adobe's financial statements and services related to filings with the Securities and Exchange Commission (SEC).

Fiscal 2001 Audit Firm Fee Summary

During fiscal year 2001, we retained our principal auditor, KPMG, to provide services in the following categories and amounts:

Audit Fees	$985,000
Financial information systems design and implementation	$ 0
Internal Audit Services	$ 0
All Other Fees:	
Statutory audits	$151,227
Tax Compliance	629,151
Other	109,092
Total all other fees	$889,470

The Audit Committee considers at least annually whether the provision of non-audit services by KPMG is compatible with maintaining auditor independence.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees Adobe's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. We reviewed with KPMG, who are responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles, and with management, our critical accounting policies, and the clarity of disclosures in the financial statements. Our reviews included discussions with KPMG of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communications with Audit Committees). In addition, we discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees and disclosures made to the Audit Committee pursuant to Independence Standards Board Standard No. 1 and considered the compatibility of non-audit services with the auditors' independence. Furthermore, we discussed Adobe's critical accounting policies with management and KPMG.

We discussed with KPMG and internal audit the overall scope and plans of their audits. We met with KPMG, as Adobe's independent auditors, with and without management present, to discuss results of their audits, their evaluation of Adobe's internal controls, and the overall quality of Adobe's financial reporting. We held six meetings during fiscal 2001.

Relying on both the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal 2001, we recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended November 30, 2001, for filing with the Securities and Exchange Commission (SEC).

Respectfully submitted,

AUDIT COMMITTEE

James E. Daley
Antonio M. Perez
Robert Sedgewick
Delbert W. Yocam

ANNUAL REPORT

Accompanying this proxy statement is Adobe's Annual Report for fiscal 2001. The Annual Report contains audited financial statements covering our fiscal years ended November 30, 2001, December 1, 2000 and December 3, 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows how much Adobe Common Stock is owned as of February 19, 2002 by each entity or person who is known to own 5% or more of Adobe's Common Stock, each Director, each executive officer named in the Summary Compensation Table and all Directors and executive officers as a group. As of February 19, 2002, there were 236,987,442 shares of Adobe's Common Stock issued and outstanding.

BENEFICIAL OWNERSHIP(1)

Beneficial Owner	Number of Shares	Percent of Totals
PRIMECAP Management Company 225 South Lake Ave., Suite 400 Pasadena, CA 91101-3005	23,342,800[2]	9.85%
FMR Corp. 82 Devonshire Street Boston, MA 02109	13,848,753[3]	5.84%
Bruce R. Chizen	957,775[4]	*
Murray J. Demo	286,304[5]	*
Shantanu Narayen	548,825[6]	*
Colleen M. Pouliot	412,900[7]	*
Jimmie E. Stephens, Jr.	343,330[8]	*
Carol Mills Baldwin	80,000[9]	*
James E. Daley	0	
Charles M. Geschke	966,681[10]	*
Antonio M. Perez	30,000[11]	*
Robert Sedgewick	154,600[12]	*
John E. Warnock	2,753,285[13]	1.16%
Delbert W. Yocam	40,000[14]	*
Graham K. Freeman	144,732[15]	*
All directors and current executive officers as a group (12 persons)	6,588,700[16]	2.74%

* Less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 236,987,442 shares outstanding on February 19, 2002, adjusted as required by rules promulgated by the SEC.

(2) Of the 23,342,800 shares attributed to PRIMECAP Management Company, it has sole voting power over 2,844,100 shares and sole dispositive power over all 23,342,800 shares. These shares include 19,010,000 shares attributed to Vanguard PRIMECAP Fund, which has sole voting power and shared dispositive power over all 19,010,000 shares. This information was provided pursuant to Schedules 13G and is as of February 4, 2002.

(3) Of the 13,848,753 shares attributed to FMR Corp., it has sole voting power over 2,761,159 shares and sole dispositive power of all 13,848,753 shares. Such voting and dispositive power is also

attributable to Edward C. Johnson III and Abigail P. Johnson by virtue of their positions, Chairman and Director, respectively, and ownership interests in FMR Corp. This information was provided pursuant to Schedule 13G and is as of February 14, 2002.

(4)   Includes 2,025 shares held by the Chizen Trust of which Mr. Chizen is a trustee; and 946,137 shares issuable upon exercise of outstanding options held by Mr. Chizen exercisable within 60 days of the date of this table.

(5)   Includes 262,470 shares issuable upon exercise of outstanding options held by Mr. Demo exercisable within 60 days of the date of this table; and 15,000 shares of restricted securities subject to vesting.

(6)   Includes 2 shares held in the name of the Narayen Family Trust of which Mr. Narayen is a trustee; 533,823 shares issuable upon exercise of outstanding options held by Mr. Narayen exercisable within 60 days of the date of this table; and 15,000 shares of restricted securities subject to vesting.

(7)   Includes 342,268 shares issuable upon the exercise of outstanding options held by Ms. Pouliot exercisable within 60 days of the date of this table; and 10,000 shares of restricted stock subject to vesting.

(8)   Includes 331,202 shares issuable upon the exercise of outstanding options held by Mr. Stephens exercisable within 60 days of the date of this table; and 10,000 shares of restricted stock subject to vesting.

(9)   Consists of 80,000 shares issuable upon the exercise of outstanding options held by Ms. Baldwin exercisable within 60 days of the date of this table.

(10) Includes 946,681 shares held in the name of the Geschke Family Trust of which Dr. Geschke is a trustee; and 20,000 shares issuable upon the exercise of outstanding options held by Dr. Geschke within 60 days of the date of this table.

(11) Consists of 30,000 shares issuable upon the exercise of outstanding options held by Mr. Perez exercisable within 60 days of the date of this table.

(12) Includes 600 shares held by Dr. Sedgewick's minor children, all of which Dr. Sedgewick disclaims beneficial ownership; and 150,000 shares issuable upon exercise of outstanding options held by Dr. Sedgewick exercisable within 60 days of the date of this table.

(13) Includes 33,600 shares held in trusts for the benefit of his children over which Dr. Warnock shares voting and investment power with his spouse and Charles M. Geschke; and 10,000 shares issuable upon the exercise of outstanding options held by Dr. Warnock exercisable within 60 days of the date of this table.

(14) Consists of 40,000 shares issuable upon the exercise of outstanding options held by Mr. Yocam exercisable within 60 days of the date of this table.

(15) Includes 144,732 shares issuable upon exercise of outstanding options held by Mr. Freeman exercisable within 60 days of the date of this table. Mr. Freeman's vested but unexercised options will be cancelled effective March 1, 2002. Mr. Freeman's employment with the Company ended on November 30, 2001.

(16) Includes 2,745,900 shares issuable upon exercise of outstanding options held by directors and current executive officers exercisable within 60 days of the date of this table; and 50,000 shares of restricted securities subject to vesting. See also Notes 4 through 14.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table provides information about the compensation for Adobe's last three fiscal years (2001, 2000 and 1999) of each individual who served as Adobe's Chief Executive Officer during fiscal 2001, including the former Chief Executive Officer, plus the four other most highly compensated executive officers as of the end of fiscal 2001, as well as one other person who was no longer an officer as of the end of fiscal 2001 but who otherwise would have been one of the four other most highly compensated executive officers. This group is referred to in this Proxy Statement as the Named Executive Officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus(1)	Restricted Stock Awards ($)(2)	Securities Underlying Options/ SARs (#)	All Other Compensation(3)
Bruce R. Chizen(4)	2001	$820,834	$308,663	$ 0	$ 850,000	$ 32,113
President and Chief	2000	609,356	456,952	0	1,250,000	324,068
Executive Officer	1999	436,794	337,825	1,000,502	476,000	32,328
Shantanu Narayen	2001	456,253	126,535	0	500,000	6,472
Executive Vice President	2000	313,764	198,789	1,669,689	599,000	6,344
Worldwide Products	1999	273,139	248,066	917,500	290,000(5)	2,400
Marketing and Development						
Murray J. Demo	2001	405,000	94,331	0	350,000	6,470
Senior Vice President	2000	263,549	202,945	1,901,876	575,000	5,430
and Chief Financial Officer	1999	190,674	105,179	275,250	66,000	2,400
Colleen M. Pouliot(6)	2001	310,006	87,076	0	125,000	73,421
Senior Vice President,	2000	290,461	168,318	1,113,126	275,000	2,494,976
General Counsel and Secretary	1999	259,385	193,410	833,752	332,000	614,145
Jimmie E. Stephens	2001	304,036	82,722	0	300,000	5,520
Senior Vice President,	2000	277,510	160,763	1,113,126	325,000	5,460
Worldwide Sales, Customer	1999	236,259	166,034	833,752	280,000	2,760
Care and Field Marketing						
Former Officers						
John E. Warnock(4)	2001	66,669(7)	0	0	40,000(8)	232,649
Former Chief Executive	2000	760,201	583,039	6,274	1,000,000	10,778,433
Officer, Former	1999	622,524	612,509	1,167,252	620,000	2,893,078
Chief Technical Officer						
Graham K. Freeman(9)	2001	404,170	135,363	0	125,000	7,234
Former Senior Vice President	2000	400,140	266,887	1,113,126	75,000	37,649(10)
of Worldwide Sales	1999	253,429	214,347	833,752	493,520	83,960(11)

(1) The amounts shown in this column include payments under the Company's Profit Sharing Plan[*], in which all employees of the Company participated, as follows:

Profit Sharing Plan Payments

Name	2001	2000	1999
Bruce R. Chizen	$39,583	$69,610	$58,585
Shantanu Narayen	19,375	35,439	39,960
Murray J. Demo	16,250	30,199	28,379
Colleen M. Pouliot	15,001	32,796	38,902
Jimmie E. Stephens, Jr.	14,251	31,313	35,434
Former Officers			
John E. Warnock	—	85,987	93,363
Graham K. Freeman	20,007	43,137	26,597

* See "Report of the Executive Compensation Committee—Compensation Components" for a description of the Profit Sharing Plan.

(2) The total number of restricted stock holdings held by the Named Executive Officers at the end of fiscal 2001 was 50,000 shares. The closing price of Adobe's Common Stock on November 30, 2001 was $32.08 per share, giving the Named Executive Officers restricted stock holdings a total value of $1,604,000 at the fiscal year end. No shares of restricted stock were awarded to the Named Executive Officers in fiscal 2001. Restricted stock awarded to the Named Executive Officers vests annually over two years at a rate of 50% vesting one year from the initial grant date with the remaining 50% vesting two years after the initial grant date. Holders of restricted stock are entitled to the same dividend that Adobe pays on its outstanding Common Stock.

(3) The amounts disclosed in this column for fiscal 2001, 2000 and 1999 include life insurance premiums, the dollar value of the remainder of the life insurance premiums, disability insurance premiums, Adobe's contributions under its 401(k) Retirement Savings Plan, pension contributions, physical examinations, distributions in connection with the Named Executive Officers' respective partnership interests in Adobe Incentive Partners, L.P. (AIP) and deemed compensation recognized by the Named Executive Officers pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), Section 83(b) elections made in connection with their respective partnership interests in AIP for fiscal 2001, 2000 and 1999, all as described below:

All Other Compensation

Name	Year	Life Insurance Premiums	Remainder Value of Insurance Premiums	Company 401(k)/Pension Contributions[a]	Physical Exams	AIP Distributions[b]	AIP Deemed Compensation[c]	Total Other Compensation
Bruce R. Chizen	2001	$ 9,614	$ 8,948	$ 5,100	$1,448	$ 7,003	$ 0	$ 32,113
	2000	9,230	8,968	5,100	1,087	299,265	418	324,068
	1999	9,230	8,994	2,400	0	2,155	9,549	32,328
Shantanu Narayen	2001	330	0	5,100	1,042	N/A	N/A	6,472
	2000	330	0	5,100	914	N/A	N/A	6,344
	1999	0	0	2,400	0	N/A	N/A	2,400
Murray J. Demo	2001	600	0	5,100	770	N/A	N/A	6,470
	2000	330	0	5,100	0	N/A	N/A	5,430
	1999	0	0	2,400	0	N/A	N/A	2,400
Colleen M. Pouliot	2001	5,955	5,364	5,100	1,042	55,960	0	73,421
	2000	5,955	5,430	5,100	0	2,478,073	418	2,494,976
	1999	5,955	5,491	2,400	914	588,841	10,544	614,145
Jimmie E. Stephens, Jr.	2001	420	0	5,100	0	N/A	N/A	5,520
	2000	360	0	5,100	0	N/A	N/A	5,460
	1999	360	0	2,400	0	N/A	N/A	2,760
Former Officers								
John E. Warnock	2001	13,630	11,272	5,100	0	202,647	0	232,649
	2000	13,630	11,636	5,100	0	10,746,814	1,253	10,778,433
	1999	13,630	11,962	2,400	0	2,836,439	28,647	2,893,078[d]
Graham K. Freeman	2001	960	0	5,100	1,174	N/A	N/A	7,234
	2000	960	0	5,100	0	N/A	N/A	6,060
	1999	0	0	27,608	0	N/A	N/A	54,860[d]

[a] Amounts listed are 401(k) Retirement Savings Plan contributions for all Named Executive Officers except that for Mr. Freeman in 1999 the amount shown represents Adobe's contribution to his pension in Australia.

[b] Distributions of cash and stock made in connection with the Named Executive Officers' respective partnership interests in AIP. Stock distributions are calculated using the number of shares distributed to the Named Executive Officer at the stock's current market value on the date of distribution.

[c] Deemed compensation recognized by the Named Executive Officers pursuant to the Code Section 83(b) elections made in connection with their respective partnership interests in AIP for fiscal 2001, 2000 and 1999. See "Report of the Executive Compensation Committee—Compensation Components." Pursuant to the requirements of the Code, the amounts in this footnote are included in "All Other Compensation," but the individuals listed did not receive any cash payment or securities of any venture investment; instead, the amounts shown reflect the value of the partnership interest they received.

[d] Dr. Warnock and Mr. Freeman received reimbursement (inclusive of tax liability) for President's Club trips in 1999 of $24,133 and $27,252, respectively. Amounts are included in the Total Other Compensation amount.

(4) In December 2000 (fiscal 2001), Mr. Chizen was promoted to the position of Chief Executive Officer, at which time Dr. Warnock assumed the position of Chief Technical Officer. Dr. Warnock subsequently retired from his position as Chief Technical Officer in March 2001.

(5) Includes stock option to purchase 24,000 shares granted in connection with the fixing of gains from certain stock appreciation rights (SARs) granted to Mr. Narayen, vested on November 30, 2000.

(6) Ms. Pouliot retired as General Counsel, Secretary and an executive officer of the Company on November 30, 2001; she remains as a Senior Vice President in a transition role.

(7) Dr. Warnock elected to have his salary reduced to $1.00 beginning January 2001 until his retirement in March 2001.

(8) Option grant pursuant to 1996 Outside Directors' Stock Option Plan in connection with Dr. Warnock's status as a non-employee director.

(9) All amounts attributed to Mr. Freeman prior to November 1, 1999 have been converted into U.S. dollars from the Australian dollar currency in which he was paid using the exchange rate at the end of the fiscal 1999 year ($.6353).

(10) Includes $31,589 for additional expenses incurred as a result of Mr. Freeman's relocation from Australia to the United States.

(11) Includes $29,100 for expenses incurred as a result of Mr. Freeman's relocation from Australia to the United States.

Stock Options

The following table provides details regarding stock options granted to the Named Executive Officers in fiscal 2001 under the Company's Amended 1994 Stock Option Plan (and, for Dr. Warnock's grant, under the 1996 Outside Directors' Stock Option Plan). In addition, in accordance with the Securities and Exchange Commission (SEC) rules, there are shown the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term of eight (8) years (except Dr. Warnock's grant, which is calculated over the full option term of ten (10) years). The actual value, if any, an executive may realize will depend on the spread between the market price and the exercise price on the date the option is exercised.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants(1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Granted	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)(2)	Expiration Date	5% ($)	10% ($)
Bruce R. Chizen	350,000	1.86%	$27.6875	3/2/09	$4,626,842	$11,082,090
	500,000	2.66	26.9500	11/2/09	6,433,712	15,409,859
Shantanu Narayen	250,000	1.33	27.6875	3/2/09	3,304,887	7,915,779
	250,000	1.33	26.9500	11/2/09	3,216,856	7,704,930
Murray J. Demo	175,000	.93	27.6875	3/2/09	2,313,421	5,541,045
	175,000	.93	26.9500	11/2/09	2,251,799	5,393,451
Colleen M. Pouliot	125,000	.67	27.6875	3/2/09	1,652,443	3,957,889
Jimmie E. Stephens, Jr.	125,000	.67	27.6875	3/2/09	1,652,443	3,957,889
	175,000	.93	26.9500	11/2/09	2,251,799	5,393,451
Former Officers						
John E. Warnock	40,000(4)	.21	41.0600	4/13/11	1,032,896	2,617,563
Graham K. Freeman	125,000(5)	.67	27.6875	3/2/09	1,652,443	3,957,889

(1) All of the options permit withholding of shares to satisfy tax obligations upon exercise. The price of each option share, paid at the time of exercise, is the fair market value of a share of Adobe's Common Stock on the date of grant, which was equal to the closing price per share of our Common Stock as quoted on the Nasdaq National Market. Under the terms of the applicable option agreements (except Dr. Warnock's option), as modified by the retention agreement terms described in "Severance and Change-in-Control Arrangements" below, if the optionee terminates employment with Adobe, the option term will change as follows:

(a) if the termination is due to the optionee's normal retirement, death or disability, the exercise period is twelve months from such date; or

(b) if the termination is due to the optionee's early retirement pursuant to an early retirement program, the exercise period is three months from the date of early retirement or such greater period as established pursuant to the early retirement program; or

(c) if there is a transfer of control of Adobe in which we are not the surviving corporation, and termination occurs within 24 months thereafter due to (i) constructive termination or (ii) any reason other than termination for cause, the exercise period is twelve months from the date on which the optionee's employment terminated, and this vesting will accelerate such that all option shares will vest in full with the exception of Mr. Chizen. Pursuant to the terms of his Retention Agreement, Mr. Chizen is entitled to accelerated vesting of all his option shares such that they vest in full upon a transfer of control of Adobe in which we are not the surviving corporation; or

(d) if the termination is for cause, the option shall terminate and cease to be exercisable on the date of termination; or

(e) if the termination is for any reason other than stated above, the exercise period is three months from the date of such termination.

Options granted under Adobe's Amended 1994 Stock Option Plan typically vest over a three-year period at a rate of 2.08% per month for the first 24 months and 4.17% per month for the remaining 12 months; *however*, options granted in November 2001 vest over a three-year period at a rate of 25% at the end of the first 12 months from the date of grant, 2.08% per month for the following 12 months, and 4.17% per month for the remaining 12 months. See note 4 below for a description of the terms of Dr. Warnock's option.

(2) The exercise price may be paid in cash, by delivery of already-owned shares subject to certain conditions, or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to the Company, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

(3) The potential gain is calculated from the closing price of the Company's Common Stock on the date of grant to the Named Executive Officer (see Note 1 above regarding option expiration terms).

For all of the grants, the potential gains represent certain assumed rates of appreciation only, as set by the SEC. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent upon the future performance of the Company and overall stock market condition. There can be no assurance that the amounts reflected in this table will be achieved.

Using the same analysis, over the full option term of eight years (for the grants under the Amended 1994 Stock Option Plan) all holders of Common Stock as of the Company's fiscal year-end would potentially gain an aggregate of approximately $13.81 billion at 5% and $20.03 billion at 10% rates of stock price appreciation.

(4) Option grant pursuant to 1996 Outside Directors' Stock Option Plan in connection with Dr. Warnock's status as a non-employee director. Options granted under the 1996 Outside Directors' Stock Option Plan vest and become exercisable at a rate of 25% on the day immediately preceding each of the first and second annual meetings following the date of grant and the remaining 50% on the day immediately preceding the third annual meeting following the date of grant. See "Director Compensation" below for additional information about the terms of this grant.

(5) As a result of Mr. Freeman's resignation, his unvested options were cancelled effective December 1, 2001. Any unexercised vested options of Mr. Freeman's will be cancelled effective March 1, 2002.

Stock Option Exercises and Holdings

The following table shows stock options exercised by the Named Executive Officers during fiscal 2001, including the total value of gains on the date of exercise based on actual sale prices or on the closing price that day, if the shares were not sold that day. In addition, the number of shares covered by both exercisable and non-exercisable stock options, as of fiscal year-end, is shown. Also reported are the values for "in-the-money" options. The dollar amounts shown in the "in-the-money" column represent the positive spread between the exercise price of any such existing stock options and the year-end price of the Company's Common Stock.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at FY-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bruce R. Chizen	101,045	$3,825,172	739,656	1,719,835	$2,753,979	$4,001,550
Shantanu Narayen	65,300(2)	3,012,398(2)	429,782	927,918	1,505,732	2,675,553
Murray J. Demo	10,208	393,486	270,074	730,918	364,191	1,538,326
Colleen M. Pouliot	49,348	2,121,614	376,815	390,919	3,676,421	574,116
Jimmie E. Stephens, Jr......	47,110	2,135,670	248,749	592,919	1,163,771	1,425,949
Former Officers						
John E. Warnock	1,012,313	30,986,384	0	40,000	0	0
Graham K. Freeman(3)	105,142	2,761,910	273,964	0	2,268,037	0

(1) Fiscal year ended November 30, 2001. The closing market price on that date for the Company's Common Stock was $32.08.

(2) Includes cash payout in fiscal 2001 of 24,000 SARs that fully vested on November 30, 2000.

(3) Mr. Freeman resigned from Adobe effective November 30, 2001, pursuant to which all of his unvested options were cancelled.

Severance and Change-in-Control Arrangements

Change-in-Control Arrangements

In December 2000, Adobe entered into a retention agreement with Mr. Chizen, which superseded his prior agreement. Mr. Chizen's agreement provides for certain cash payments in the event of termination of his employment following a change in control of Adobe. Adobe has also entered into current retention agreements with certain other executive officers, including: Mr. Narayen, January 1998; Ms. Pouliot, December 1997; Mr. Stephens, August 1998; Mr. Freeman, April 1999; and Mr. Demo, June 2000. Retention agreements with the above individuals provide for certain cash payments in the event of termination of such individuals' employment following a change in control of Adobe. Mr. Freeman's retention agreement terminated upon his departure from Adobe at the end of fiscal 2001.

In September 1997, Adobe entered into a retention agreement with Dr. Warnock, superceding prior agreements, which provided for certain cash payments in the event of termination of his employment following a change in control of Adobe. Dr. Warnock's retention agreement terminated upon his retirement in March 2001.

As used in the retention agreements mentioned above (the Agreements), a "change in control" is defined as: (i) the beneficial ownership of 30% or more of the combined voting power of Adobe's securities by any person or entity; (ii) when Incumbent Directors (as defined in the Agreements) cease to constitute a majority of the Board of Directors; (iii) a merger or consolidation involving Adobe or one of our subsidiaries and the stockholders of Adobe prior to such transaction own less than 50% of the combined voting power of Adobe (or the resulting entity) after the transaction; (iv) the sale, liquidation or distribution of all or substantially all of the assets of Adobe; or (iv) a "change in control" within the meaning of Section 280G of the Code. If, within two years after a change in control (the Covered Period), the executive's employment is terminated without Cause, or if the executive resigns for Good Reason or Disability (as defined in the Agreements) (an Involuntary Termination), such executive officer will receive a cash severance payment as follows:

(1) earned but unpaid salary and the cash equivalent for accrued but unused Personal Time Off through the date of termination; plus, (2) pro rata portion of the annual bonus for the year in which termination occurs (calculated on the basis of the officer's target bonus and on the assumption that all performance targets have been or will be achieved); plus, (3) an amount equal to the product of (i) the sum of the officer's Reference Salary and Reference Bonus (as defined in the Agreements), multiplied by (ii) two plus one-twelfth for each year of completed service with the Company (not in excess of twelve years) (the Severance Multiple).

For the Chief Executive Officer (and, as applied to Dr. Warnock's terminated agreement, for Chairman and Chief Technical Officer), all outstanding options, performance grants, restricted stock awards and partnership interests in AIP (see "Report of the Executive Compensation Committee" for a description of AIP) will accelerate and vest 100% on the date of the change in control. For other executive officers, all outstanding options, performance grants, restricted stock awards and his/her partnership interest in AIP will accelerate and vest 100% on the date of his/her Involuntary Termination during the Covered Period. Also, the exercise period of all such options will be extended to twelve months from termination. A change in control will not alter the payout provisions of the Performance Plan.

In addition, the executive officer will receive continued medical, dental, vision and life insurance coverage for himself or herself and dependents for a period of years equal to the Severance Multiple.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act) requires Adobe's officers and directors, and any person or entity who own more than ten percent of a registered class of our Common Stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Officers, directors and stockholders who hold more than ten percent of our outstanding Common Stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our officers and directors based on the information provided by them.

Based solely on review of this information, including written representations from our officers and directors that no other reports were required, we believe that, during the 2001 fiscal year, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were met except as follows: Mr. Narayen inadvertently omitted one transaction and ownership of two shares acquired through the Company's employee stock purchase plan after a transaction on his Form 4 for January 2001 due to administrative error; Mr. Demo and Ms. Pouliot inadvertently did not report one transaction each on their respective Forms 4 for July 2001 due to administrative error; and Drs. Geschke and Warnock inadvertently did not report dispositions, in one transaction each, to certain exchange funds made in November 2001 due to administrative error. These omissions were corrected by the reporting of these securities and transactions on amended Forms 4 or on Forms 5.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

The Executive Compensation Committee of the Board of Directors is composed entirely of outside, non-management directors. No one on the Committee is a former or current officer of Adobe. The Committee sets and administers the policies governing annual compensation of executive officers, including cash compensation and stock ownership programs.

Compensation Policies

Adobe operates in the competitive and rapidly changing high technology and Internet business environment. The goals of our executive compensation program are to motivate executives to achieve our business objectives in this environment and reward them for their achievement, foster teamwork, and attract and retain executive officers who contribute to our long-term success. During fiscal 2001, we used salary, bonus, and stock options to meet these goals. In addition, as part of our venture investing program, we previously established an internal limited partnership, Adobe Incentive Partners (AIP) which enables certain executives of Adobe to participate in cash or stock distributions from venture investments made prior to July 15, 1999.

Our philosophy and guiding principles are to provide compensation levels that are comparable to those offered by other leading high technology companies. Our compensation policies align the interests of our officers with the long-term interests of our stockholders through stock compensation. For example, in fiscal 2001, compensation included options to purchase shares granted under our 1994 Stock Option Plan that vest and become exercisable over a three-year period. Another principle is that a substantial portion of each executive's compensation be in the form of an incentive bonus. Receipt of this bonus, which is payable quarterly, is contingent upon our revenue and operating profit levels as well as revenue from specific targeted products during the relevant fiscal year. However, we retain the authority to alter the bonus amounts because qualitative factors and long-term results need to be evaluated as well as the short-term operating results. In 2001, we considered additional factors such as achievement of certain management goals, market share increases and decreases, and level of revenue achievement from certain identified products.

We have considered the potential impact of Section 162(m) of the Code adopted under the Federal Reconciliation Act of 1993. This section disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for the Named Executive Officers, unless compensation is performance-based. Any options granted under our 1994 Stock Option Plan will meet the requirement of being performance-based. For Mr. Chizen (President during all of fiscal 2001 and Chief Executive Officer during substantially all of fiscal 2001) and certain other Named Executive Officers, their targeted (and/or attained) cash compensation in fiscal 2001 exceeded the $1 million threshold, and Mr. Chizen's targeted cash compensation in fiscal 2002 also exceeds this threshold. There was a reduction in the tax deduction available to us in fiscal 2001, and it will continue in fiscal 2002 if the targeted compensation is achieved; however, we believe such reduction was and will continue to be immaterial. Our policy is to qualify to the maximum extent possible our executives' compensation for deductibility under applicable tax laws.

Compensation Components

Annual Compensation. The salary portion of executive compensation, including that of the Chief Executive Officer, is determined annually by reference to multiple surveys of high technology companies. The executive officers are matched to each position by comparing their responsibilities to the survey description most accurately representing their position with Adobe by content, organizational level and revenue. Given the officers' levels of responsibility and our past performance, we target a median or slightly higher percentile competitive position as stated by the survey in determining salary for each executive officer. As the executives mature in their respective positions for the size of Adobe, we expect to target a high percentile competitive position for salary compensation.

A substantial portion of the annual compensation of each executive officer is in the form of an incentive bonus, which becomes a greater portion of an officer's potential total compensation as the executive's level of responsibility increases. The bonus is computed as a percentage of base salary and is established annually at the beginning of the fiscal year. In fiscal 2001, the target level of bonus equaled or exceeded 50% of salary for each of the Named Executive Officers. The actual amount of each bonus was determined by reference to the management incentive bonus program, which contains targets specifically tied to revenue and operating profit levels on a quarterly basis, including revenue from certain identified products. We have the authority to alter the incentive payout based on other factors related to Adobe's performance, such as achievement of certain revenue levels, achievement of certain management goals, market share increases, new product development. We did not assign weights to each of these factors but considered overall profitability and operating results as measured against the annual budget more important than the other performance measures listed. In 2001, we determined incentive bonuses on a quarterly basis. Based on our overall profitability and operating results, as measured against budget, no incentive bonuses were paid for the third or fourth quarters of fiscal 2001. Bonuses were paid in accordance with the Plan terms for the first and second quarters of fiscal 2001.

All executive officers also participated with all of Adobe's U.S. employees in our corporate profit sharing plan, under which a target bonus of up to 10% of each employee's base salary, payable quarterly, is awarded depending upon our overall performance based on operating profit. Based on our operating profit versus budget, in the third and fourth quarters of fiscal 2001, no profit sharing bonus was paid. A profit sharing bonus was paid in full for the first and second quarters of fiscal 2001.

Long-term Compensation. The Committee has utilized stock options, restricted stock, and for those executives deemed critical to its venture investing activities, limited partnership units in AIP to motivate and retain executive officers for the long-term. The Committee believes that these forms of compensation closely align the officers' interests with those of stockholders and provide a major incentive to officers in building stockholder value.

Options are typically granted annually, although occasionally supplemental grants are made as well, and are subject to vesting provisions to encourage officers to remain employed with Adobe. The Committee considered fiscal 2001 annual grants in November 2000 and, responding to market trends and external competitive data, accelerated consideration of fiscal 2002 annual grants to March 2001. In November 2001, because of employee retention concerns, the Committee, along with the Board, considered various repricing options due to the significant number of option shares 'under water,' but determined that any repricing would not be in the best interests of stockholders. Subsequently, it was determined that employee retention required some action, so the Committee (and the Employee Grant Committee, for non-officers) therefore granted supplemental stock options to a limited number of key employees to balance stockholder interests with the need to retain such employees. See the "OPTION GRANTS IN LAST FISCAL YEAR" table.

Each executive officer receives stock options based upon that officer's relative position, responsibilities and performance by the individual over the previous fiscal year and the officer's anticipated performance and responsibilities. Additionally, we consider the net present value of the grant compared to typical grants at high technology companies of a similar size to Adobe. We also review the prior level of grants to the officers and to other members of senior management, including the number of shares which continue to be subject to vesting under outstanding options, in setting the level of options to be granted to the executive officers. The size of the option grants is not related to Adobe's performance. In addition, we use data compiled by iQuantic-Buck (an independent compensation consulting firm) on stock options granted in comparable companies in the technology-based industry and comparable companies from a revenue perspective. We grant these stock options at the market price on the date of grant. They will provide value to the officers only if the price of our Common Stock increases over the exercise price.

As part of its venture investment program, the Board of Directors established Adobe Incentive Partners to provide long-term compensation to those executive officers of Adobe who are involved in Adobe's venture investing activities and whose participation is deemed critical to the success of the program. The limited partnership investments are restricted to venture investments in companies that are private at the time of the establishment of AIP, or when the investment is made, whichever is later. Distributions to the partners are made when an investment is marketable or sold for cash. Adobe is both the general partner and a limited partner. Our senior partnership interest includes both a liquidation preference and a preference in recovery of the cost basis of each specific investment. The executives' junior (Class B) partnership interests qualify for partnership distributions only after: (a) Adobe has fully recovered the cost basis of the specific investment; and (b) the executive officer has met the vesting requirement. Vesting is over a three-year period: 2.08% per month for the first 24 months and 4.17% per month for the remaining 12 months. All existing partnership interests have fully vested or ceased vesting. No AIP partnership interests were granted in fiscal 2001, 2000 or 1999. The total amount allocated to the junior partnership interests is 20% of the venture investments included in Adobe Incentive Partners. As Adobe makes venture investments, the executive officers are deemed to receive compensation in proportion to their interests. In addition, in fiscal 2001, distributions in cash and stock to current executive officers valued at $62,963 and to Dr. Warnock valued at $202,647 were made by AIP. Mr. Chizen is the only current executive officer who is a partner in AIP. Future venture investments by Adobe are not expected to be made through AIP.

Chief Executive Officer Compensation

The Committee established the Chief Executive Officer's salary and target bonus levels at the beginning of fiscal 2001. Consistent with the analysis described above, and with Mr. Chizen's assumption of the role of Chief Executive Officer, the Committee increased the base salary of Mr. Chizen and maintained his target bonus percentage (percentage of base salary) at 70% of his base salary. The target bonus is based on a combination of corporate results (80%) and revenue results from certain products (20%). The Committee approved the payment of Mr. Chizen's target bonus for each quarter of fiscal 2001as follows: first quarter, 70% of target bonus based on corporate result and 140% on revenue from certain identified products; second quarter, 104% of target bonus based on corporate result and 125% on new product result; and no payment for third or fourth quarter due to Adobe's failure to achieve targeted corporate result or revenue from certain identified products.

For Mr. Chizen's long-term compensation, the Committee granted stock options under the Company's 1994 Stock Option Plan (the "1994 Plan") for 350,000 shares of Common Stock in March 2001 and 500,000 shares of Common Stock in November 2001 as part of the annual and supplemental grants described above. Each option vests over a three-year period. The first option vests at a rate of 2.08% per month for the first 24 months and 4.17% per month for the remaining 12 months; and the second option vests at a rate of 25% on the first anniversary of the grant, 2.08% per month for the next 12 months and 4.17% per month for the remaining 12 months. Mr. Chizen received distributions in stock from his AIP partnership interest valued at $7,003 in fiscal 2001.

Dr. Warnock's brief term as Chief Executive Officer and then as Chief Technical Officer in fiscal 2001 resulted in compensation which was limited to his base salary through March 31, 2001. At his request, Dr. Warnock's salary during most of his term as Chief Technical Officer was reduced to $1.00, beginning in January 2001, and remained such until his retirement in March 2001.

EXECUTIVE COMPENSATION COMMITTEE

Carol Mills Baldwin
Robert Sedgewick
Delbert W. Yocam

DIRECTOR COMPENSATION

Directors who are not employees of Adobe receive annual retainers of $24,000, meeting fees of $1,500 for each Board of Directors Meeting and $1,000 for each Committee Meeting they attend. There are no fees paid for telephonic meetings. Directors are also entitled to reimbursement of reasonable travel expenses associated with Board and Committee Meetings. In addition, each non-employee director is automatically granted a stock option, under Adobe's 1996 Outside Directors' Stock Option Plan, to purchase 40,000 shares of Adobe's Common Stock at a price per share equal to the closing price of Adobe's Common Stock on the grant date. These options are granted on the day after the annual meeting of stockholders of Adobe and they are subject to vesting provisions as described below. New non-employee directors joining the Board automatically receive an option to purchase 60,000 shares of Adobe's Common Stock under the Outside Directors' Plan, subject to the same vesting terms, on the day they become a director, but do not receive an annual grant after their first Annual Meeting as a director. However, the Outside Directors' Plan also provides that, pursuant to Rule 16b-3 of the Exchange Act, if certain conditions are met, the Board may exercise its discretion with respect to the number of shares to be granted under any initial option or under the annual option.

Options granted under the Outside Directors' Plan vest and become exercisable at a rate of 25% on the day immediately preceding each of the first and second annual meetings following the date of grant and the remaining 50% on the day immediately preceding the third annual meeting following the date of grant. In the event of any merger, reorganization, or sale of substantially all of Adobe's assets in which there is a change in control of Adobe, all option shares become immediately and fully vested. If an Outside Director becomes an employee of Adobe, the shares would continue to vest on the schedule listed above during the person's employment. Appropriate adjustments are made to any outstanding options in the event of a stock dividend, stock split, or other change in the capital structure of Adobe.

Holders of options granted under the Outside Directors' Plan may only exercise the options once they vest. Options are no longer exercisable 90 days after termination of director status (except in the case of termination due to death or disability). However, if such an exercise would subject the resigning director to a forfeiture of profits under Section 16(b) of the Exchange Act the exercise period may be increased. In such an event, the timeframe for exercising vested options would be extended until the earlier of (i) the 10th day following the date on which the resigning director would no longer be subject to a forfeiture of profits under Section 16(b), or (ii) the 190th day after termination of services as director or (iii) expiration of the option. In the event of a change of control, any unexercisable portion of an option becomes fully exercisable thirty days prior to the transaction resulting in a change of control. The option will terminate to the extent it is not exercised on the date of such a transaction to the extent it is not assumed or substituted by the acquiring company.

CERTAIN TRANSACTIONS

During fiscal 1999, Adobe entered into two separate loan agreements with Graham Freeman, an executive officer, to assist with his relocation to San Jose, California. The first loan in the amount of $550,000, at an interest rate of 8.25% per annum, was repaid on December 31, 1999. The second loan, in the amount of $1 million, is interest-free and is secured by Mr. Freeman's principal residence. Under the terms of the agreement, Mr. Freeman is required to repay this loan at $200,000 per year over the five years beginning December 2000. His second payment was made in November 2001, leaving a balance of $600,000 as of January 25, 2002. The loan was amended in November 2001 in connection with Mr. Freeman's resignation from Adobe to include an agreement by Adobe that it would not exercise its right to accelerate the payment of unpaid principal because of Mr. Freeman's termination of employment. Adobe reserved the right to accelerate payment for any other reason authorized by the agreement.

Also in connection with Mr. Freeman's resignation from his employment with us, which was effective November 30, 2001, we entered into an agreement with him to: (i) pay him a lump sum equal to his total target compensation (base salary and management incentive plan bonuses) for twelve (12) months, (ii) pay for his COBRA premiums until the earlier of November 1, 2002 or the date he receives coverage under another group health insurance plan, and (iii) allow him to keep his laptop computer. We also amended his loan agreement with us, as described in the previous paragraph. In addition, he remained eligible for any bonuses earned through his resignation date, although no bonuses were earned or paid.

Adobe has entered into indemnity agreements with certain officers and directors which provide, among other things, that Adobe will indemnify such officer or director, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he is or may be made a party to by reason of his or her position as a director, officer or other agent of Adobe, and otherwise to the full extent permitted under Delaware law and Adobe's Bylaws.

PERFORMANCE GRAPH

Five-Year Stockholder Return Comparison

In accordance with SEC rules, the following table shows a line-graph presentation comparing cumulative, five-year stockholder returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by Adobe. Adobe has selected the Standard & Poor 500 (S&P 500) Index for the broad equity index and the JP Morgan H&Q Technology Index as an industry standard for the five fiscal year period commencing November 29, 1996 and ending November 30, 2001. The stock price information shown on the graph below is not necessarily indicative of future price performance.

Although including a stock performance graph in this proxy statement seems to suggest that executive compensation should be based on stock performance alone, the Executive Compensation Committee considers many factors in determining compensation. These factors include Adobe's operating results, overall profitability, revenue from certain identified products, new product development, increases in market share and growth in stockholders' equity. See "Report of the Executive Compensation Committee."

Comparison of Five Year Cumulative Total Return*



* Assumes $100 invested on November 29, 1996 in Adobe's Common Stock, the S&P 500 Index and the JPMorgan H&Q Technology Index, with reinvestment of dividends.

** For each reported year, Adobe's reported dates are the last trading dates of its fiscal year (which ends on the Friday closest to November 30), and the S&P 500 and JP Morgan H&Q Technology index dates are the last trading date of November.

OTHER BUSINESS

We are not aware of any other matters to be submitted for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy will vote the shares they represent using their best judgment.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Pursuant to Adobe's Amended and Restated Bylaws, any proposal to be brought before next year's annual meeting by a stockholder must be received by Adobe at its offices not later than November 5, 2002 and, to be included in Adobe's proxy statement for that meeting, must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals; provided, however, that if no annual meeting is held in the prior year or the date of the annual meeting is changed by more than 30 days from the date contemplated at this time, notice by a stockholder must be so received not later than the close of business on the 10th day following the day on which a notice of the date of the meeting is mailed or a public announcement thereof is made.

Karen O. Cottle
Senior Vice President, General Counsel & Secretary

San Jose, California
March 5, 2002

PROXY

ADOBE SYSTEMS INCORPORATED
Proxy for Annual Meeting of Stockholders

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

The undersigned hereby appoints John E. Warnock and Bruce R. Chizen, and each of them, with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Systems Incorporated (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Company's headquarters, 321 Park Avenue, East Tower, San Jose, California 95110-2704 on Thursday, April 11, 2002 at 3:30 p.m., local time, and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed below and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their discretion upon such other matters as may properly come before the meeting.

The shares represented hereby shall be voted as specified. **If no specification is made, such shares shall be voted FOR proposals 1 through 3.** Whether or not you are able to attend the meeting, you are urged to sign and mail the Proxy in the return envelope so that your stock may be represented at the meeting.

NOW YOU CAN VOTE YOUR SHARES BY TELEPHONE OR INTERNET!
QUICK * EASY * IMMEDIATE * AVAILABLE 24 HOURS A DAY *
7 DAYS A WEEK

The Company encourages you to take advantage of the new and convenient ways to vote your shares. If voting by proxy, this year you may vote by mail, or choose one of the two methods described below. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, and returned your proxy card. To vote by telephone or Internet, read the accompanying proxy statement, then follow these easy steps:

TO VOTE BY PHONE:

> Call toll free **1-877-292-5646** any time on a touch tone telephone. There is NO CHARGE to you for the call.
>
> Enter the 6-digit Control Number located on the other side of this card.
>
> Option #1: To vote as the Board of Directors recommends on ALL proposals: Press 1
>
> Option #2: If you choose to vote on each proposal separately, press 0 and follow the simple recorded instructions.

TO VOTE BY INTERNET:

> Go to the following website: **http://www.computershare/us/proxy**
>
> Enter the information requested on your computer screen, including your 6-digit Control Number located on the other side of this card.
>
> Follow the simple instructions on the screen.

IF YOU ELECT TO VOTE BY MAIL, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

(Continued and to be signed on reverse side)

ADOBE SYSTEMS INCORPORATED
PLEASE MARK VOTE [IN OVAL] IN THE FOLLOWING MANNER USING DARK INK ONLY [**X**]

A vote FOR the following proposals is recommended by the Board of Directors:

1. Election of the four (4) Class I directors proposed in the accompanying Proxy Statement to serve for a two-year term. **(INSTRUCTION: to withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)**

   FOR ALL ☐   AGAINST ALL ☐   FOR ALL EXCEPT ☐

   Bruce R. Chizen   James E. Daley   Charles M. Geschke   Delbert W. Yocam

2. Approval of amendment to the Company's 1996 Outside Directors' Stock Option Plan to increase the share reserve by 750,000 shares.

   FOR ☐   AGAINST ☐   ABSTAIN ☐

3. Ratification of the appointment of KPMG LLP as the Company's independent public accountants for the fiscal year ending November 29, 2002.

   FOR ☐   AGAINST ☐   ABSTAIN ☐

4. Transacting of such other business as may properly come before the meeting or any adjournment or postponement thereof.

Sign exactly as your name(s) appears on your stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the Proxy. If shares of stock are held of record by a corporation, the Proxy should be executed by the President or Vice President and the Secretary or Assistant Secretary, and the corporate seal should be affixed thereto. Executors or administrators or other fiduciaries who execute the Proxy for a deceased stockholder should give their full title. Please date the Proxy.

Signature(s):

_____

_____

Date _____, 2002
                    (be sure to date your Proxy)

CONSENT/HOUSEHOLDING ELECTION

Please do not mail future Annual Reports/Proxy   ☐
Statements/Information Statements to this
account. Multiple copies are received at this
address/household (see back for details)

HOUSEHOLDING ELECTION

To Our Stockholders:

IMPORTANT NOTICE
MULTIPLE COPIES OF MAILINGS
TO HOUSEHOLD

In December 2000, the Securities and Exchange Commission enacted a new rule that allows multiple stockholders residing at the same address the convenience of receiving a single copy of proxy statements, annual reports and other stockholder information if they consent to do so. This is known as "Householding." This will allow us to save money by reducing the number of documents we must print and mail, and will help protect the environment as well.

By checking this box, you are consenting to our mailing of proxy statements, annual reports and other stockholder information only to the one account in your household for which the box was not checked. We will continue to separately mail a proxy card for each registered stockholder account. Your consent will be perpetual unless you revoke it, which you may do at any time by calling us at 877-360-5348 (toll free), or writing to us at Computershare Investor Services, Attn: Proxy Unit, P.O. Box 1878, Chicago, IL 60690-1878. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice.

We encourage you to participate in this program by checking the "Consent/Householding Election" box on the proxy card, *for all but one of your stockholder accounts*.